UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

Equity One, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
294752100
(CUSIP Number)
Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294752100
Explanatory Note: This Amendment No. 13 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), MGN America, LLC (“America”), Hollywood Properties Ltd. (“Hollywood”), Gazit Canada, Inc. (“GCI”), Gazit America, Inc. (“GAA”), Silver Maple (2001), Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $0.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008, Amendment No. 6 to the Initial 13D, filed October 14, 2008, Amendment No. 7 to the Initial 13D, filed October 24, 2008, Amendment No. 8 to the Initial 13D, filed November 4, 2008, Amendment No. 9 to the Initial 13D, filed November 13, 2008, Amendment No. 10 to the Initial 13D, filed April 24, 2009, Amendment No. 11 to the Initial 13D, filed August 14, 2009, Amendment No. 12 to the Initial 13D, filed March 29, 2010, and this Amendment No. 13 shall be collectively referred to herein as the “Schedule 13D.”
This Amendment No. 13 reflects the following changes related to (i) the agreements entered into by the Gazit Group in connection with the Contribution Agreement entered into by Equity One with Liberty International Holdings Limited, a private company limited by shares organized under the laws of England and Wales (“LIH”), and Capital Shopping Centres plc, a public limited company organized under the laws of England and Wales (“Parent”) (the “Contribution Agreement”), pursuant to which the Equity One will acquire a majority ownership interest in C&C (US) No. 1, Inc., a Delaware corporation, through a joint venture with LIH (all as more fully described in Equity One’s Current Report on Form 8-K filed on May 27, 2010 (the “Liberty Transaction”)); and (ii) certain other agreements relating to the Gazit Group’s ownership of Shares in Equity One:
•	Equityholders Agreement (the “Liberty Equityholders Agreement”), dated as of May 23, 2010, by and among Equity One, Parent, LIH, Gazit, MGN, 1995, America, Silver Maple and Ficus (collectively, Gazit, 1995, MGN, America, Silver Maple, Ficus, Chaim Katzman and any of their respective controlled affiliates are known as the “GG Group”).

•	Intercompany Agreement (the “Intercompany Agreement”), dated as of May 23, 2010, by and among Gazit, MGN, 1995, America, Silver Maple, Ficus and GAA.

•	Ownership limits waivers (the “Ownership Limits Waivers”), dated as of May 23, 2010, for the benefit of GG (as defined herein), the Qualified Lenders and the Gazit Group Shareholders (each as defined in the Ownership Limits Waivers), by the board of directors of Equity One.

•	Undertaking dated as of May 23, 2003 (the “Undertaking”) by Chaim Katzman with respect to voting his Shares in favor of Equity One directors supported by Gazit and its subsidiaries (the “Gazit Entities”).

CUSIP No.	294752100

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
Item 6 is amended and restated in its entirety as follows:
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the members of the Gazit Group, or between any member of the Gazit Group and another person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the following: (1) that certain Stockholders Agreement dated as of October 4, 2000 (as amended and/or restated to date, the “Alony Stockholders Agreement”) among the Issuer, Alony Hetz Properties & Investments, Ltd., an Israeli corporation (“AHPI”), Gazit, MGN and 1995 (the “Gazit-Globe Group”); (2) the Liberty Equityholders Agreement; (3) the Intercompany Agreement; (4) the Ownership Limits Waivers; and (5) the Undertaking. The following summaries of the foregoing documents are qualified in their entirety by reference to the full text of the Liberty Equityholders Agreement, the Intercompany Agreement, the Ownership Limits Waivers, and the Undertaking, which are attached hereto as Exhibits 6, 7, 8 and 9 respectively.
1. Alony Stockholders Agreement
Pursuant to the terms of the Alony Stockholders Agreement, so long as AHPI owns (directly or indirectly) at least 3% of the Issuer’s total outstanding voting capital stock on a fully-diluted basis, AHPI is entitled to designate one nominee to the Board of Directors of the Issuer. In such event, each member of the Gazit-Globe Group has agreed, during the term of the Alony Stockholders Agreement, to vote all of its voting securities of the Issuer and to take all other necessary actions within its control so that such nominee is elected to the Board of Directors of the Issuer. In addition, so long as Gazit-Globe Group complies with its voting obligations with respect to the AHPI director nominee, AHPI (and its affiliates) will vote all of the voting capital stock of the Issuer that they own or acquire for nominees to the Board of Directors as directed by the Gazit-Globe Group. To the extent AHPI loses the right to designate a director by failing to meet the ownership requirements set forth above (and not remedying the same within the 60-day cure period), AHPI will irrevocably lose the right to designate a director for such position notwithstanding its later acquiring a sufficient interest to meet the ownership requirements.
The parties further agreed that for any period during which AHPI owns beneficially and/or of record, 3% or more of the Issuer’s total outstanding voting capital stock on a fully-diluted basis and the Gazit-Globe Group holds one-third of the Issuer’s voting common stock, AHPI may not, without the prior written consent of the Issuer’s Board of Directors: (i) directly or indirectly seek, or permit any person over whom or which AHPI has control (a “Controlled Person”) to seek or encourage or assist any associate, partner or affiliate of AHPI to seek representation on the Board of Directors of the Issuer or otherwise seek to participate in or influence the Issuer’s management, management decisions, operating policies, or governing corporate instruments; (ii) instigate or join in any attempt to change the Issuer’s management, management decisions, operating policies, governing corporate instruments or conduct of its business and affairs; (iii) solicit or permit any Controlled Person to solicit, or encourage or assist any associate, partner or affiliate of AHPI to solicit proxies with respect to any shares of

CUSIP No.	294752100
Common Stock or other securities of the Issuer entitled to vote generally for the election of directors or otherwise (“Voting Securities”) under any circumstance, or become a “participant,” or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to become a “participant,” in any “election contest” relating to the election of directors of the Issuer, changes in governing corporate instruments or otherwise (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Act of 1933, as amended); (iv) deposit, or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to deposit, any Voting Securities in a voting trust or similar arrangement, or subject or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to subject any Voting Securities to a voting or similar agreement; (v) take any action alone or in concert with any other person to acquire or affect the control of the Issuer or, directly or indirectly, participate in, or encourage the formation of, any group seeking to obtain or take control of the Issuer; or (vi) directly or indirectly seek to influence any of the Issuer’s contractual relationships, whether orally, in writing or otherwise (including, without limitation, the Issuer’s contractual relationships with its auditors, its investment bankers and its lenders).
AHPI is also subject to certain drag along rights in the event the Gazit-Globe Group intends to sell all of its Shares in a bona fide arm’s length transaction with a third party, other than an open-market transaction, at a price per share equal to or greater than $16.3125 (subject to certain adjustments), provided that at such time the ownership interest of the Gazit-Globe Group in the Issuer will be equal to or greater than the ownership interest of AHPI and subject to the satisfaction of the following conditions: (i) upon the consummation of the proposed sale, AHPI will receive for each of its Shares being sold the same form of consideration and the same amount of consideration as the Gazit-Globe Group receives for each of their Shares being sold and (ii) if AHPI holds any unexpired and unexercised warrants, it shall be given an opportunity to either (A) exercise the warrants prior to the consummation of the proposed sale or (B) receive in exchange for such rights consideration equal to the amount determined by multiplying (1) the same amount of consideration per Share received by holders of the Common Stock in connection with the proposed sale less the exercise price per share payable for the exercise of the warrants by (2) the number of shares of Common Stock to which AHPI is entitled upon exercise of such warrants. In addition, if any member (the “Selling Stockholder”) of the Gazit-Globe Group proposes to sell, other than pursuant to an open-market transaction or a de minimis transaction (involving less than 2% of the Issuer’s outstanding stock), any of its Shares, AHPI has a tag along right to participate in such sale to a third party, on a pro-rata basis based upon the percentage of the shares of the Gazit-Globe Group offered to be sold, upon the purchase by the proposed transferee of any shares of Common Stock owned by the Selling Stockholder and for the same per share consideration. The drag along rights and the tag along rights granted to AHPI are set forth in greater detail in Section 1 and 2, respectively of the Alony Stockholders Agreement listed as Exhibit 1 hereto.
The Alony Stockholders Agreement will terminate on the earlier of (i) the 90th consecutive day on which AHPI owns less than 3% of the Issuer’s total outstanding voting capital stock, on a fully-diluted basis, (ii) the 90th consecutive day on which the Gazit-Globe Group owns directly, and/or indirectly through any of its members’ subsidiaries, less than 20% of the Issuer’s total outstanding voting capital stock, on a fully diluted basis, and (iii) October 4, 2010.

CUSIP No.	294752100
2. Liberty Equityholders Agreement
Pursuant to the terms of the Liberty Equityholders Agreement, each of LIH, Parent and any of their respective controlled affiliates (collectively, “Liberty Group”), have agreed to vote all Shares, not including the share of Class A Common Stock (“EQY Common Stock”) and the share of Class A Common Stock, par value $0.01 per share, of Equity One (“Class A Common Stock”) Beneficially Owned (as defined in the Liberty Equityholders Agreement) by any member of Liberty Group or over which it has the power to direct the vote, in favor of the election of each individual nominated to the Equity One Board of Directors to serve as a director of Equity One who is supported by the GG Group.
In addition, under certain circumstances, LIH has the right to nominate an LIH Director (as defined in the Liberty Equityholders Agreement) in which event each member of the GG Group has agreed to vote all EQY Common Stock Beneficially Owned by the GG Group or over which it has the power to direct the vote, in favor of the election of the LIH nominee to the Equity One Board of Directors approved by the board for so long as LIH has the right to nominate a director to the Equity One Board of Directors; provided, however, that as each member of the GG Group is only required to vote in favor of such approved LIH nominee if such LIH nominee is qualified to serve as a director of Equity One. Certain Section 16 reporting persons of Parent will be deemed qualified.
Further, pursuant to the standstill provisions of the Liberty Equityholders Agreement, LIH and the members of Liberty Group will: (i) with respect to Equity One or EQY Common Stock, not make, engage, vote in favor of or in any way participate in a hostile takeover or other similar action by way of tender offer, exchange offer, merger or other business combination, proxies, consents, voting agreements, change of management or otherwise, except in connection with any of the foregoing that is recommended or not opposed by the Equity One Board of Directors and that is not initiated by Liberty Group, provided, however, that the presence of the director designed by LIH on the Equity One Board of Directors will not violate the standstill provisions of the agreement, and notwithstanding the standstill provisions, such board member may vote and take such other actions as he or she determines is appropriate in accordance with the exercise of his or her duties as a director and provided further that any member of Liberty Group that any member of Liberty Group may abstain from voting on any matter described in the standstill provisions, and may tender shares of EQY Common Stock Beneficially Owned by such member in connection with any tender offer or exchange offer without violation of the standstill provisions; (ii) not, except as provided in Liberty Equityholders Agreement, seek representation on the Equity One Board of Directors; (iii) not initiate, propose, or otherwise “solicit” (as the term is used in the proxy rules of the U.S. Securities and Exchange Commission (the “Commission”)) stockholders of Equity One for the approval of stockholder proposals made to Equity One whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act or otherwise, or cause or encourage or attempt to cause any other person to initiate any such stockholder proposal, regardless of its purpose; and (iv) not acquire any other securities issued by Equity One, or any securities exchangeable for EQY Common Stock or any other equity securities of Equity One, if in any such case immediately after the taking of such action Liberty Group would, in the aggregate, Beneficially Own in excess of the greater of (A) a number of

CUSIP No.	294752100
shares of voting stock of Equity One equal to 19.9% of the shares of Equity One that are outstanding as of the closing or (B) 15% of the EQY Common Stock outstanding on a Fully Diluted Basis (as defined in the Liberty Equityholders Agreement) from time to time, which Ownership Cap will automatically be reduced from time to time, if Liberty Group sells any EQY Common Stock, to a new Ownership Cap that is equal to Liberty Group’s then Beneficial Ownership percentage, in the aggregate, of the shares of EQY Common Stock then outstanding on a Fully Diluted Basis and Liberty Group may acquire shares in order to satisfy the ownership requirements in the agreement; provided, however, any acquisition of EQY Common Stock by Liberty Group in addition to those shares of EQY Common Stock acquired pursuant to the Subscription Agreement (as defined in the Liberty Equityholders Agreement) or issuable upon the redemption of EQY-CSC Class A Shares (as defined in the Liberty Equityholders Agreement) acquired by LIH at the closing may only be acquired through a U.S. controlled entity.
In order to facilitate these voting obligation and GG Group’s obligation (described below) to vote in favor of a proposed amendment to the Issuer’s charter, LIH and the GG Group executed an irrevocable proxy, which will terminate on the date Gazit’s and LIH’s respective voting obligations terminate pursuant to the Liberty Equityholders Agreement.
Pursuant to the Liberty Equityholders Agreement, GG Group has certain rights of first offer such that if a member of Liberty Group desires to sell a part of its EQY-CSC Class A Shares to a third party in an arm’s length transaction, this member must first offer to sell any such share to Equity One. At the same time the offer is delivered to Equity One, the member of Liberty Group will submit the offer to the GG Group, which will provide that if Equity One does not choose to purchase the shares, then the GG Group will have the right to do so. If Equity One chooses not to purchase the shares during the specified period, then the GG Group will have the right to purchase the shares not purchased by Equity One.
The parties also agreed that if LIH desires to sell all or any part of (i) any shares of EQY Common Stock received in redemption for EQY-CSC Class A Shares, (ii) any shares of Equity One Common Stock received pursuant to the Subscription Agreement or (iii) the share of Class A Common Stock ((i), (ii), and (iii) collectively, the “EQY Shares”), LIH must first offer to sell the EQY Shares to the GG Group. Under certain circumstances, where the EQY Shares are being sold to an underwriter for public resale, certain procedures and restrictions, including those regarding price for the right of first offer to the GG Group, have been modified.
The rights of first offer granted to GG Group are set forth in greater detail in Section 3 of the Liberty Equityholders Agreement included as Exhibit 6 hereto.
LIH is entitled to certain tag along rights in the event that members of the GG Group intend to sell, in a bona fide arm’s length transaction with a third party, a number of shares of EQY Common Stock that would result in a “change of control” (as defined in the Liberty Equityholders Agreement), these members of the GG Group must permit Liberty Group to participate on a pro-rata basis based upon the GG Group’s and Liberty Group’s respective aggregate relative Beneficial Ownership of Equity One vis-à-vis one another until the Alony AHPI Stockholders Agreement is amended to permit Liberty Group and AHPI to participate on a pro-rata basis. The tag along rights granted to LIH are set forth in greater detail in Section 5.1 of the Liberty Equityholders Agreement listed as Exhibit 6 hereto.

CUSIP No.	294752100
In addition, the GG Group has agreed to cause all EQY Common Stock Beneficially Owned by the GG Group or over which it has the power to direct the vote, to be voted in favor of the proposal to adopt the proposed amendment to the Equity One charter, as attached as an exhibit to the Liberty Equityholders Agreement.
Finally, the Liberty Equityholders Agreement, and the rights and obligations that it entails, may not be assigned by any party without the prior consent of the other parties, provided, however, that (i) the GG Group may assign this agreement in connection with the pledge of any Pledged Shares (as defined in the Liberty Equityholders Agreement) to a commercial lending institution (unrelated to GG Group) that acquires Pledged Shares that represent 20% or more of the outstanding shares of the EQY Common Stock (a “Control Block”); and (ii) upon any subsequent sale of the Pledged Shares following a foreclosure, the rights of the GG Group under the Liberty Equityholders Agreement may be assigned to any entity or group that acquires a Control Block. The assignment of rights is further detailed in Section 8.4 of the Liberty Equityholders Agreement included as Exhibit 6 hereto.
Although this agreement became operative on May 23, 2010, if certain other conditions are not met and the Liberty Transaction is not consummated, this agreement will terminate upon termination of the Contribution Agreement.
3. Intercompany Agreement
In order to facilitate the actions required by the GG Group under the Liberty Equityholders Agreement, certain members of the Gazit Group entered into the Intercompany Agreement. For purposes of determining the nominees that the GG Group will support pursuant to the GG Group’s right under the Liberty Equityholders Agreement to require the Liberty Group to vote in favor of the GG Group’s nominees to the Equity One Board of Directors, Gazit will be responsible for soliciting recommendations from the other GG Group members and GAA prior to the date that the GG Group is required to provide notice of its supported nominees under the Liberty Equityholders Agreement. Based on these recommendations, Gazit will determine the nominees that GG Group will support.
Gazit will be also be responsible for soliciting recommendations from the other GG Group members and GAA prior to the date that the GG Group is required to provide notice of whether or not the LIH nominee to the Equity One Board of Directors is qualified to serve as a director of Equity One. Based on such recommendations, Gazit will determine whether the GG Group will deem the LIH nominee to be qualified.
The parties to the Intercompany Agreement agree that each member of the GG Group will be entitled to participate in the rights of first offer provided for in the Liberty Equityholders Agreement on a pro rata basis based on their respective relative ownership of Equity One Common Stock vis-à-vis one another.

CUSIP No.	294752100
Further, the Intercompany Agreement and the rights and obligations that it entails may not be assigned by any party without the prior written consent of the other parties, provided, however, that any stockholder may assign the Intercompany Agreement to the same extent and under the same conditions as the GG Group is permitted to make assignments under Section 8.4 of the Liberty Equityholders Agreement.
See the Intercompany Agreement included as Exhibit 7 hereto for further details of the terms of such agreement. Although this agreement became operative on May 23, 2010, if certain other conditions are not met and the Liberty Transaction is not consummated, this agreement will terminate upon termination of the Contribution Agreement.
4. Ownership Waiver
Subject to certain conditions contained in the Ownership Limits Waivers, Equity One has agreed to extend certain existing waivers previously granted to GG (defined below) and its lenders to include the following:
(a) waive the application of the provisions of Section 7.2.1(a)(i) of the Articles of Amendment and Restatement, dated as of April 22, 2002, of Equity One, as amended as of May 23, 2010 (the “Charter”), which generally prohibit any Person from Beneficially Owning or Constructively Owning shares of Capital Stock (each term as defined in the Charter) in excess of 9.9% in value of the outstanding shares of Capital Stock of Equity One or shares of Common Stock in excess of 9.9% in value or in number of shares, whichever is more restrictive, of the outstanding shares of Common Stock of Equity One, respectively (the “Ownership Limits”), and exempt Chaim Katzman, Gazit, MGN, 1995, America, Hollywood, Gazit Canada, Inc., GAA, Silver Maple, Ficus, Gazit, Inc. and any other affiliates (collectively, the “GG”) from such limits, with respect to any shares of the issued and outstanding shares of Capital Stock owned or acquired at any time by the GG;
(b) waive the application of the Ownership Limits, and exempt any commercial bank or other commercial lending institution (including pension funds and insurance companies that act as lenders) that is not affiliated with or related to the GG (a “Qualified Lender”) and Foreclosure Transferees (as defined below) from such limits with respect to (i) any pledge of shares of Capital Stock by any member of the GG to a Qualified Lender in connection with a bona fide loan to any member of the GG, and (ii) any transfer of actual, Beneficial or Constructive Ownership (as defined in the Charter) of pledged shares described in (i) to a Qualified Lender or any transferee (“Foreclosure Transferee”) in connection with a foreclosure, seizure or other similar proceeding by the Qualified Lender against any of such pledged shares; and
(c) waive the application of the Ownership Limits, and exempt any current or future direct or indirect owner of any equity securities of any member of the GG, including without limitation Chaim Katzman or Dori Segal and Erika Ottosson from such limits.
See the Ownership Limits Waivers included as Exhibit 8 hereto for further details of the terms and conditions of the waivers.

CUSIP No.	294752100
5. Undertaking
Chaim Katzman executed an irrevocable undertaking, dated May 23, 2003, in favor of the Gazit Entities pursuant to which he committed to vote his Equity One shares (whether owned by him beneficially and/or of record or controlled by him, including Equity One shares held by his immediate family members and/or by any entity controlled by him and/or by such family member, but excluding any shares owned by any member of the Gazit Entities) for nominees to Equity One’s board of directors, as directed in writing by Gazit, during the period in which (i) Chaim Katzman and/or his immediate family members own beneficially and/or of record, directly or indirectly through any entity controlled by him and/or by such family member, 50% or more of Gazit’s total outstanding voting capital stock, and (ii) the Gazit Entities own, directly or indirectly through any of its members’ subsidiaries, not less than 20% of Equity One’s total outstanding voting capital stock; but in any event such undertaking expires no later than May 23, 2013.
See the Undertaking included as Exhibit 9 hereto for further details of the conditions of this undertaking.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Stockholders Agreement, dated as of October 4, 2000, among Equity One, Inc., Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982) Ltd., Gazit (1995), Inc., and M.G.N. (USA), Inc., (incorporated by reference to Exhibit 4 of the Schedule 13D of Equity One, Inc. as filed with the Commission on October 19, 2000 (Commission File Number: 005-54975)).

Exhibit 2	First Amendment to Stockholders Agreement dated December 19, 2001 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc., (incorporated by reference to Exhibit 6 of the Schedule 13D/A of Equity One, Inc. as filed with the Commission on February 24, 2003 (Commission File Number: 005-54975)).

Exhibit 3	Second Amendment to Stockholders Agreement dated December 28, 2002 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (incorporated by reference to Exhibit 7 of the Schedule 13D/A of Equity One, Inc. as filed with the Commission on February 24, 2003 (Commission File Number:
005-54975)).

Exhibit 4	Third Amendment to Stockholders Agreement dated May 23, 2003 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc.

Exhibit 5	Fourth Amendment to Stockholders Agreement dated June 23, 2004 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc.

CUSIP No.	294752100

Exhibit 6	Liberty Equityholders Agreement, dated as of May 23, 2010, among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, Gazit-Globe Ltd., Gazit (1995), Inc., MGN (USA), LLC, MGN America, LLC, Silver Maple, Inc., and Ficus, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Equity One, Inc. as filed with the Commission on May 27, 2010 (Commission File Number: 001-13499)).

Exhibit 7	Intercompany Agreement, dated as of May 23, 2010, among Gazit-Globe, Ltd., MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., and Ficus, Inc.

Exhibit 8	Ownership Limits Waiver, dated as of May 23, 2010, in favor of the GG, the Qualified Lenders and the Gazit Group Shareholders.

Exhibit 9	Undertaking, dated as of May 23, 2003, by Chaim Katzman.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: June 7 , 2010	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: June 7 , 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Chairman

Date: June 7 , 2010	By:	/s/ Varda Zuntz
		Name:	Varda Zuntz
		Title:	Corporate Secretary

M G N (USA) INC.
Date: June 7 , 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: June 7 , 2010	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller

GAZIT (1995), INC.
Date: June 7 , 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: June 7 , 2010	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller

MGN AMERICA, LLC
Date: June 7 , 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: June 7 , 2010	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller

HOLLYWOOD PROPERTIES LTD.
Date: June 7 , 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Authorized Signatory

Date: June 7 , 2010	By:	/s/ Varda Zuntz
		Name:	Varda Zuntz
		Title:	Authorized Signatory

GAZIT CANADA, INC.
Date: June 7 , 2010	By:	/s/ Dori Segal
		Name:	Dori Segal
		Title:	President

Date: June 7 , 2010	By:	/s/ Alex Correia
		Name:	Alex Correia
		Title:	Corporate Administrator

GAZIT AMERICA, INC.
Date: June 7 , 2010	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Chief Executive Officer

Date: June 7 , 2010	By:	/s/ Nir Chanoch
		Name:	Nir Chanoch
		Title:	Chief Operating Officer

SILVER MAPLE (2001), INC.
Date: June 7 , 2010	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Chief Executive Officer

Date: June 7 , 2010	By:	/s/ Nir Chanoch
		Name:	Nir Chanoch
		Title:	Chief Operating Officer

FICUS, INC.
Date: June 7 , 2010	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Chief Executive Officer

Date: June 7 , 2010	By:	/s/ Nir Chanoch
		Name:	Nir Chanoch
		Title:	Chief Operating Officer